SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of August, 2019

Commission File Number: 001-12102

YPF Sociedad Anónima

(Exact name of registrant as specified in its charter)

Macacha Güemes 515

C1106BKK Buenos Aires, Argentina

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

YPF Sociedad Anónima

TABLE OF CONTENTS

ITEM

1 Second Quarter 2019 Earnings Presentation.

AUGUST 9 , 2019 2nd QUARTER 2019 EARNINGS WEBCAST Item 1 TH

Safe harbor statement under the US Private Securities Litigation Reform Act of 1995. This document contains statements that YPF believes constitute forward-looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995. These forward-looking statements may include statements regarding the intent, belief, plans, current expectations or objectives of YPF and its management, including statements with respect to YPF’s future financial condition, financial, operating, reserve replacement and other ratios, results of operations, business strategy, geographic concentration, business concentration, production and marketed volumes and reserves, as well as YPF’s plans, expectations or objectives with respect to future capital expenditures, investments, expansion and other projects, exploration activities, ownership interests, divestments, cost savings and dividend payout policies. These forward-looking statements may also include assumptions regarding future economic and other conditions, such as future crude oil and other prices, refining and marketing margins and exchange rates. These statements are not guarantees of future performance, prices, margins, exchange rates or other events and are subject to material risks, uncertainties, changes and other factors which may be beyond YPF’s control or may be difficult to predict. YPF’s actual future financial condition, financial, operating, reserve replacement and other ratios, results of operations, business strategy, geographic concentration, business concentration, production and marketed volumes, reserves, capital expenditures, investments, expansion and other projects, exploration activities, ownership interests, divestments, cost savings and dividend payout policies, as well as actual future economic and other conditions, such as future crude oil and other prices, refining margins and exchange rates, could differ materially from those expressed or implied in any such forward-looking statements. Important factors that could cause such differences include, but are not limited to, oil, gas and other price fluctuations, supply and demand levels, currency fluctuations, exploration, drilling and production results, changes in reserves estimates, success in partnering with third parties, loss of market  share, industry competition, environmental risks, physical risks, the risks of doing business in developing countries, legislative, tax, legal and regulatory developments, economic and financial market conditions in various countries and regions, political risks, wars and acts of terrorism, natural disasters, project delays or advancements and lack of approvals, as well as those factors described in  the filings made by YPF and its affiliates with the Securities and Exchange Commission, in particular, those described in “Item 3. Key Information—Risk Factors” and “Item 5. Operating and Financial Review and Prospects” in YPF’s Annual Report on Form 20-F for the fiscal year ended December 31, 2018 filed with the US Securities and Exchange Commission. In light of the foregoing, the forward-looking statements included in this document may not occur. Except as required by law, YPF does not undertake to publicly update or revise these forward-looking statements even if experience or future changes make it clear that the projected performance, conditions or events expressed or implied therein will not be realized. These materials do not constitute an offer to sell or the solicitation of any offer to buy any securities of YPF S.A. in any jurisdiction. Securities may not be offered or sold in the United States absent registration with the U.S. Securities and Exchange Commission or an exemption from such registration. Cautionary Note to U.S. Investors — The United States Securities and Exchange Commission permits oil and gas companies, in their filings  with the SEC, to separately disclose proved, probable and possible reserves that a company has determined in accordance with the SEC rules. We may use certain terms in this presentation, such as resources, that the SEC’s guidelines strictly prohibit us from including in filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our Form 20-F, File No. 1-12102 available on the SEC website www.sec.gov. Our estimates of EURs, included in our Development Costs, are by their nature more speculative than estimates of proved, probable and  possible reserves and accordingly are subject to substantially greater risk of being actually realized, particularly in areas or zones where there has been limited history. Actual locations drilled and quantities that may be ultimately recovered from our concessions will differ substantially. Ultimate recoveries will be dependent upon numerous factors including actual encountered geological conditions and the impact of future oil and gas pricing. Unless otherwise indicated the calculation of the main financial figures in U.S. dollars for Q2 2018 is derived from the calculation of the consolidated financial results expressed in Argentine pesos using the average exchange rate for each period. For Q1 and Q2 of 2019, the calculation of the main financial figures in U.S. dollars is derived from the sum of: (1) YPF S.A. individual financial results expressed in Argentine pesos divided by the average exchange rate of the period and (2) the financial results of YPF S.A.’s subsidiaries expressed in Argentine pesos divided by the exchange rate at the end of period. IMPORTANT NOTICE

ESG REPORTING TOTAL IFR # of people injured for each million hours worked 2009 – 1H 2019 2018 Sustainability Report available by end of August Continue tracking ESG score under Dow Jones Sustainability Index RENEWABLES AND NEW ENERGY SOLUTIONS Renewables energy consumption representing 17% of total energy consumed Launched YPF ventures to focus on new energy and mobility First peer to invest in micromobility Research in Y-TEC SAFETY AND SUSTAINABILITY ARE EMBEDDED IN OUR DAILY ACTIVITY AND CORPORATE STRATEGY

2nd QUARTER 2019 Net shale oil production up 57.5% Revenues of Ps 160.3 billion (+72.3%) Adjusted EBITDA(1) of Ps 41.6 billion (+67.8%) Operating cash flow of Ps 40.7 billion (+47.6%) CAPEX(2) of Ps 48.8 billion (+152.4%) See description of Adjusted EBITDA in footnote (2) on page 5 Q2 2019 capex includes Ps 8.4 BN from Ensenada de Barragán and Aguada del Chañar acquisitions Hydrocarbon production down 5.3% Financial highlights

REVENUES (1) (In Millions of USD) YPF financial statement based on IFRS converted to USD using average exchange rate of Ps 43.86 and Ps 23.48 per U.S $1.00 for Q2 2019 and Q2 2018, respectively. Adjusted EBITDA = Operating income + Depreciation and impairment of property, plant and equipment + Depreciation of assets for own use + Amortization of intangible assets + unproductive exploratory drillings. Excludes IFRS 16 effects. Q2 2019 capex of USD 1,114mn includes USD 199mn from M&A activities ADJUSTED EBITDA (1) (2) (In Millions of USD) CAPEX (1) (3) (In Millions of USD) -7.3% -10.2% +35.2% REVENUES DECLINED 7% IN USD MAINLY DUE TO LOWER NATURAL GAS AND DOWNSTREAM SALES WHILE MARGINS REMAINED FAIRLY STABLE +11.0% 1,114

ADJUSTED EBITDA (In Billions of PS) ADJ. EBITDA INCREASED IN Q2 2019 MAINLY DRIVEN BY THE UPSTREAM BUSINESS Includes depreciation and impairment of property, plant and equipment, depreciation of assets for own use and amortization of intangible assets  and unproductive exploratory drillings. Excludes IFRS 16 effects. (1) (1)

CONSOLIDATED STATEMENT OF ADJUSTED CASH FLOW (1) (In Billions of PS) POSITIVE FREE CASH FLOW BEFORE ACQUISITIONS Q2 2019 FREE CASH FLOW (2) (In Billions of PS) Free Cash Flow = Cash Flow from Operations minus CAPEX – M&A. Q2 2019 capex includes Ps 8.8 BN from M&A activities (

BACK TO GLOBAL MARKETS; SOLID CASH POSITION As of June 30, 2019. Excludes IFRS 16 effects. Converted to USD using the June 30, 2019 exchange rate of Ps 42.36 to U.S $1.00. Includes cash & equivalents, including Argentine sovereign bonds BONAR 2020 and BONAR 2021. Net debt is calculated as total debt less cash & equivalents and financial derivatives. Net debt to LTM Adj. EBITDA calculated in  USD. Net debt at period end exchange rate of Ps 42.36 to U.S $1.00 and LTM Adj. EBITDA calculated as sum of quarters. USD denominated debt Peso denominated debt 92% denominated in USD and 8% in Argentine Pesos Average interest rates of 7.54% in USD and 44.76% in Pesos Average life of 6.14 years Net Debt /LTM Adj. EBITDA 1.9x (3)(4) (3) DETAILS PRINCIPAL DEBT AMORTIZATION SCHEDULE (1) (2) (In Millions of USD) 8

PRODUCTION BREAKDOWN (KBOE/D) TOTAL PRODUCTION (KBOE/D) Conventionals Shale + Tight +6.0% QoQ LOWER NATURAL GAS DEMAND AND ARGENTINA’S BLACKOUT IMPACTED TOTAL PRODUCTION Q2 2018 Q2 2019 NGL Natural Gas Crude Oil - 5.3% 544.6 515.7 26.7 - 36.5 - 19.1 Q2 2018 Shale Conventionals Tight Q2 2019 72% 69% 28% 31%

CONTINUE INCREASING NET SHALE PRODUCTION AND REDUCING COSTS

YPF

NET SHALE O&G PRODUCTION(1)
(KBOE/D)


NGL
Natural Gas
Crude Oil
+47.9%
82.4
55.7
+15.8%
QoQ
+57.5%
Q2 2018
Q2 2019

NEW WELLS IN Q2 2019	ACTIVE RIGS
39	**19**

(1) Total production (Loma Campana + El Orejano + Bandurria Sur + La Amarga Chica + Bajada de Añelo + Aguada Pichana Este + Rincón del Mangrullo + Loma La Lata – Sierra Barrosa + Aguada de la Arena + Lindero Atravesado + San Roque + La Ribera Blocks I & II + La Calera + Pampa de las Yeguas Block I + Al Norte de la Dorsal + Bajo del Toro + Chihuido de la Sierra Negra + Filo Morado + Las Manadas).

SHALE OIL DEVELOPMENT COST - LOMA CAMPANA(2)
(USD/BOE)


18.0
15.0
11.0
~9
2016
2017
2018
H1 2019

SHALE OIL OPEX COST - LOMA CAMPANA
(USD/BOE)


12.0
9.1
6.0
~5.5
2016
2017
2018
H1 2019

(2) Loma Campana development costs have been recalculated based on new expected EUR

10

PBN
CLUSTER OIL N°2
ChSN
PH
N
FMo
BDT
SDH
LdM
CLMi
LaMa
CA
San Roque
EOR
PY II
CLUSTER OIL N°1
LACh
AdCh
BAñ
AdC
ADLA
BS
Schlumberger
APE
LC
APO
LCa
LLL Sur
LRi I
Embalse
RDM
LRi II
LLLO
Embalse
Cha
MBE
LTa
Lindero Atravesado
LLL-SB
AVi
CBN
AND
CLUSTER OIL N°3

UNLOCKING VALUE OF SHALE OIL ACREAGE

YPF

CLUSTER OIL N° 1

DEVELOPMENT
Loma Campana, La Amarga Chica & Bandurria Sur

EXPANSION
Aguada del Chañar acquisition

CLUSTER OIL N° 2

PILOTS
- Bajo del Toro
- Narambuena
- Chihuido de la Sierra Negra

EXPLORATION
Las Manadas



BdT Curve Type 2018
Qo BdT.x-6(h)
Qo BdT.x-7(h)
Normalized Oil Production (bbl/d per 2,000 m)
1,800
1,600
1,400
1,200
1,000
800
600
400
200
0
0
2
4
Months

EUR 933 kboe   IP60 1,800 boe/d

CLUSTER OIL N° 3

EXPLORATION
Sierra Barrosa-Loma La Lata, Loma La Lata Oeste & Al Norte de la Dorsal

11

CRUDE PROCESSED (KBBL/D) -4.4% SALES OF REFINED PRODUCTS (KM 3) -3.5% -2.1% CRUDE PROCESSED VOLUMES AFFECTED BY ARGENTINA’S BLACKOUT; DECREASE IN DOMESTIC SALES WERE PARTIALLY OFFSET BY HIGHER EXPORTS -2.1%

MONTHLY DIESEL SALES (KM³) MONTHLY GASOLINE SALES (KM³) 55.4% Gasoline Market Share (1) Q2 2018 Diesel Market Share (1) 56.4% Q2 2019 55.3% Q2 2017 -2.1% YoY -2.1% YoY 59.0% Q2 2018 56.9% Q2 2019 57.0% Q2 2017 FUEL DEMAND DROPPED DURING Q2 2019 DUE TO MARKET CONTRACTION YPF volumes exclude bunker sales to the foreign market and sales to other companies

DOWNSTREAM ADJUSTED EBITDA(1) Excluding inventory revaluation (USD per refined barrel) CRUDE OIL PRICES (USD/BBL) Amounts in Argentine Pesos converted to USD using the applicable FX rate on the date in which revenues and expenses were recognized. Please note that these figures may differ from the EBITDA expressed in USD that is disclosed in table 5.5 of YPF’s Quarterly Consolidated Results report. Net of commissions, deductions, freights, turnover tax and other taxes. LOWER DOWNSTREAM MARGINS; EXPECT MARGINS RECOVERY IN 2H19 F.O.B. REFINERY/TERMINAL PRICE (2) (USD/BBL) Gasoline Diesel Brent Medanito Escalante

FUELS BLENDED PRICE VS IMPORT PARITY(1) (% VARIATION) GRADUAL ADJUSTMENTS IN FUEL PRICES TO BRIDGE GAP WITH IMPORT PARITY Import parity includes international reference price for heating oil, RBOB and biofuels, each of them weighted by sales volumes of our regular and premium diesel and gasoline. Fuels blended prices and Import Parity prices based on monthly average prices. (*) July 2019: preliminary data as of July 30  2019. January 2018 = base 0. Fuels Blended Price Import Parity  th

Maintaining safety and sustainability efforts Increasing focus on shale oil developments and preparing new wave of developments Shale oil production offsetting conventional oil decline Activating levers to generate natural gas demand Adj. EBITDA in USD decreased due to lower natural gas revenues and lower sales in downstream Return to Global Debt Markets maintaining a strong cash position Reaffirming our 2019 Guidance SUMMARY

QUESTIONS AND ANSWERS 2nd Quarter Earnings Webcast

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: August 9, 2019	By:	/s/ Ignacio Rostagno
	Name:	Ignacio Rostagno
	Title:	Market Relations Officer